Exhibit 99.1

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2025 AND 2024

Unaudited Interim Condensed Consolidated Financial Statements (“Interim Financial Statements”)

Unaudited Interim Condensed Consolidated Balance Sheets
(“Interim Balance Sheets”)	1

Unaudited Interim Condensed Consolidated Statements of Operations
(“Interim Statements of Operations”)	2

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity
(“Interim Statements of Shareholders' Equity”)	3

Unaudited Interim Condensed Consolidated Statements of Cash Flows
(“Interim Statements of Cash Flows”)	4

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	5-28

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands)

	As of
	March 31, 2025	December 31, 2024
ASSETS
Current
Cash, cash equivalents and restricted cash	$37,638	$35,482
Accounts receivable, net	14,477	13,006
Inventory	108,929	112,132
Prepaid expenses, deposits, and other current assets	5,855	6,126
Asset held for sale	13,094	14,031
Total Current Assets	179,993	180,777
Non-current
Property, plant, and equipment, net	283,282	276,381
Intangible assets, net	594,276	612,521
Right-of-use assets - operating, net	165,770	164,155
Right-of-use assets - finance, net	25,021	27,636
Deposits and other assets	7,680	7,689
TOTAL ASSETS	$1,256,022	$1,269,159

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current
Trade payables	$36,637	$30,838
Accrued liabilities	26,878	26,927
Lease liabilities - operating - current portion	11,970	11,654
Lease liabilities - finance - current portion	4,481	5,376
Income tax payable	2,617	2,406
Debts payable - current portion	265,746	256,502
Accrued interest payable - current portion	10,928	1,249
Liabilities held for sale	6,180	6,041
Total Current Liabilities	365,437	340,993
Non-current
Deferred tax liabilities, net	50,763	50,763
Uncertain tax position liabilities	150,557	136,719
Lease liabilities - operating - non-current portion	187,237	179,602
Lease liabilities - finance - non-current portion	14,202	14,661
Long-term debts payable, net	150,686	153,972
Accrued interest payable - non-current portion	5,824	5,632
Other long-term liabilities	21,967	21,967
TOTAL LIABILITIES	946,673	904,309

Commitments and contingencies

Shareholders’ equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - nil and nil shares, respectively	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 108,759,747 and 108,759,747 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 8,013,860 and 8,013,860 shares, respectively	-	-
Additional paid-in capital	1,520,615	1,518,670
Treasury stock - nil and nil shares, respectively	-	-
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(1,199,546)	(1,142,410)
Equity of Ayr Wellness Inc.	324,334	379,526
Noncontrolling interest	(14,985)	(14,676)
TOTAL SHAREHOLDERS’ EQUITY	309,349	364,850
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,256,022	$1,269,159

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands)

	Three Months Ended
	March 31, 2025	March 31, 2024
Revenues, net of discounts	$107,306	$118,040
Cost of goods sold	74,494	67,377
Gross profit	32,812	50,663

Operating expenses
Selling, general, and administrative	40,835	39,232
Impairment of assets	7,253	-
Depreciation and amortization	11,776	12,074
Acquisition and transaction costs	1,183	1,324
Total operating expenses	61,047	52,630

Loss from operations	(28,235)	(1,967)

Other income (expense), net
Loss on the extinguishment of debt	-	(79,172)
(Loss) gain on sale of assets	(401)	4
Interest expense, net	(20,138)	(17,620)
Interest income	74	103
Other income, net	5,359	1,800
Total other (expense) income, net	(15,106)	(94,885)

Loss from operations before income taxes and noncontrolling interest	(43,341)	(96,852)

Income taxes
Current tax provision	(14,105)	(11,484)
Total income taxes	(14,105)	(11,484)

Net loss before noncontrolling interest	(57,446)	(108,336)
Net loss attributable to noncontrolling interest	(309)	(2,261)
Net loss attributable to Ayr Wellness Inc.	$(57,137)	$(106,075)

Basic and diluted net loss per share	$(0.49)	$(1.08)

Weighted average number of shares outstanding (basic and diluted)	116,774	97,884

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Shareholders' Equity

(Expressed in United States Dollars, in thousands)

	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares	Exchangeable Shares	Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Accumulated Deficit	Noncontrolling interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, December 31, 2024	-	108,760	8,014	1,518,670	-	-	3,266	(1,142,410)	(14,676)	364,850
Stock-based compensation	-	-	-	1,945	-	-	-	-	-	1,945
Net loss	-	-	-	-	-	-	-	(57,137)	(309)	(57,446)
Balance, March 31, 2025	-	108,760	8,014	1,520,615		-	3,266	(1,199,547)	(14,985)	309,349

Balance, December 31, 2023	3,696	64,574	9,645	1,370,600	(645)	(8,987)	3,266	(783,101)	(11,126)	570,652
Stock-based compensation	-	1,778	-	3,465	-	-	-	-	-	3,465
Tax withholding on stock-based compensation awards	-	(1)	-	(283)	-	-	-	-	-	(283)
Conversion of Exchangeable Shares	-	119	(119)	-	-	-	-	-	-	-
Shares issued in connection with debt extinguishment	-	34,988	-	94,302	-	-	-	-		94,302
Warrants issued in connection with debt extinguishment	-	-	-	47,049	-	-	-	-	-	47,049
Warrants exercised	-	11	-	22	-	-	-	-	-	22
Net loss	-	-	-	-	-	-	-	(106,075)	(2,261)	(108,336)
Balance, March 31, 2024	3,696	101,469	9,526	1,515,155	(645)	(8,987)	3,266	(889,176)	(13,387)	606,871

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Three Months Ended
	March 31, 2025	March 31, 2024
Operating activities
Net loss before noncontrolling interest	$(57,446)	$(108,336)
Adjustments for:
Stock-based compensation	1,945	3,465
Depreciation and amortization	6,860	7,345
Amortization of intangible assets	14,074	14,818
Amortization of financing costs	5,661	3,948
Amortization of financing discount	2,099	1,399
Amortization of financing premium	-	(152)
Provision for credit losses	51	259
Impairment of goodwill and other assets	7,253	-
(Gain) loss on sale of assets	401	(4)
Loss on the extinguishment of debt	-	79,172
Changes in operating assets and liabilities:
Accounts receivable	(1,302)	(1,438)
Inventory	3,317	(7,156)
Prepaid expenses, deposits, and other current assets	89	(1,145)
Trade payables	2,952	938
Accrued liabilities	(7)	(1,522)
Accrued interest payable, current and non-current portions	9,871	5,703
Lease liabilities - operating	864	388
Income tax payable	211	(76,655)
Uncertain tax position liabilities	13,837	87,653
Cash provided by operating activities	10,730	8,680

Investing activities
Purchase of property, plant, and equipment	(3,286)	(6,822)
Capitalized interest	(1,488)	(1,461)
Proceeds from the sale of assets	1	40
Cash used in investing activities	(4,773)	(8,243)

Financing activities
Proceeds from exercise of warrants	-	22
Proceeds from notes payable	-	40,000
Proceeds from financing transaction, net of financing costs	-	8,309
Debt issuance costs paid	-	(9,096)
Payment for settlement of contingent consideration	-	(10,094)
Tax withholding on stock-based compensation awards	-	(283)
Repayments of debts payable	(1,802)	(6,247)
Repayments of lease liabilities - finance (principal portion)	(1,999)	(2,615)
Cash provided by (used in) financing activities	(3,801)	19,996

Net increase in cash and cash equivalents and restricted cash	2,156	20,433
Cash, cash equivalents and restricted cash at beginning of the period	35,482	50,766
Cash, cash equivalents and restricted cash at end of the period	$37,638	$71,199

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$4,419	$8,096
Income taxes paid during the period, net	56	486
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	6,151	8,195
Recognition of right-of-use assets for finance leases	637	1,502
Capital expenditure for cultivation facility - tenant improvement allowance	5,069	972
Reclassification of right-of-use assets to property, plant, and equipment due to exercise of repurchase option at lease expiration	1,681	-
Issuance of warrants in connection with debt extinguishment	-	47,049
Issuance of Equity Shares in connection with debt extinguishment	-	94,302

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

1.       NATURE OF OPERATIONS

Ayr Wellness Inc. (“Ayr” or the “Company”) is a vertically integrated cannabis multi-state operator in the United States of America; through its operating companies in various states throughout the U.S., Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods.

The Company is a reporting issuer in the U.S. and Canada. The Company’s subordinate, restricted, and limited voting shares (“Equity Shares”) are trading on the Canadian Stock Exchange (“CSE”), under the symbol “AYR.A.” The Company’s Equity Shares are also quoted on the OTCQX® Best Market in the U.S. under the symbol “AYRWF.” The Company’s warrants (“Warrants”) are trading on the CSE under the symbol “AYR.WT.U”. Ayr’s headquarters office is 25 Southeast 2nd Avenue, Suite 550, #784, Miami, FL 33131.

Subsequent to March 31, 2025, the Company commenced a corporate restructuring. See Note 18 for disclosure of certain related events, including the execution of a Limited Waiver Agreement on its Senior Notes (as defined in Note 11) and entering into a Restructuring Support Agreement (“RSA”) on July 30, 2025.

2.       BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and in accordance with the rules and regulations of Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”). Accordingly, these interim financial statements are condensed and do not include all disclosures required for annual financial statements.

The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2024, included in the Company’s Annual Report on the Form 40-F filed with the SEC on March 21, 2025. In the opinion of management, the financial data presented includes all adjustments, consisting primarily of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the periods presented. These interim financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates. The results of operations of unaudited interim periods are not necessarily indicative of the results to be expected for the entire year, or any other period.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The interim financial statements for three months ended March 31, 2025 and 2024 include the accounts of the Company, its wholly-owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions involving controlled entities are eliminated on consolidation. The accompanying interim balance sheets reflect the activity related to assets and liabilities held for sale, see Note 5. Noncontrolling interest, summarized in Note 4, represents equity interests owned by parties that are not shareholders of the Company in consolidated subsidiaries.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2 Earnings per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Equity Shares and the non-voting exchangeable shares of CSAC Acquisition Co (the “Exchangeable Shares”), during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as warrants (“Warrants”) and restricted stock units (“RSUs”). The treasury stock method is used for the assumed proceeds upon the exercise of the Warrants that are used to purchase Equity Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as Warrants and RSUs, because their effect would be anti-dilutive, therefore, basic loss per share and diluted loss per share will be the same. For the three months ended March 31, 2025 and 2024, the potentially dilutive financial instruments excluded from the calculation of earnings per share included nil and 2,855 warrants and 1,500 and 1,107 RSUs, totaling 1,500 and 3,962 shares of potentially dilutive securities, respectively.

3.3 Significant accounting judgments and estimates

Significant estimates made by management include, but are not limited to: economic lives of leased assets; expected credit losses of accounts receivable; provisions for inventory obsolescence; impairment assessment of goodwill and long-lived assets; depreciable lives of property, plant and equipment; useful lives of intangible assets; accruals for contingencies, including tax contingencies; valuation allowances for deferred income tax assets; contingent consideration obligations resulting from business combinations; estimates of fair value of derivative instrument; estimates of fair value of debt; estimates of lease guarantees; estimates on uncertain tax positions; incremental borrowing rates and rates implicit in the lease used for leases; and estimates of the fair value of stock-based payment awards.

3.4 Derivative liabilities and long-term debt

The Company’s debt instruments contain a host liability and freestanding Warrants. The Company uses the guidance under ASC Topic 815 – Derivatives and Hedging (“ASC 815”) and ASC Topic 480 – Distinguishing Liabilities from Equity (“ASC 480”) to determine if the embedded conversion feature must be bifurcated and separately accounted for as a derivative under ASC 815. It also determines whether any embedded conversion features requiring bifurcation and/or freestanding Warrants qualify for any scope exceptions contained within ASC 815. Generally, contracts issued or held by a reporting entity that are both (i) indexed to its own stock; and (ii) classified in shareholders’ equity, would not be considered a derivative for the purposes of applying ASC 815. Any embedded conversion features and/or freestanding Warrants that do not meet the scope exception noted above are classified as derivative liabilities, initially measured at fair value and remeasured at fair value each reporting period with changes in fair value recognized in the interim statements of operations. Any embedded conversion feature and/or freestanding Warrants that meet the scope exception under ASC 815 are initially recorded at their relative fair value in paid-in-capital and are not remeasured at fair value in future periods. The Company concluded that the Warrants met the criteria to be classified as equity and should be measured at fair value on the date of issuance. There were no derivative liabilities on the interim balance sheets as of March 31, 2025, and December 31, 2024.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.4 Derivative liabilities and long-term debt (Continued)

The host debt instrument is initially recorded at its relative fair value in non-current senior secured notes. The host debt instrument is accounted for in accordance with guidance applicable to non-convertible debt under ASC Topic 470 – Debt (“ASC 470”) and is accreted to its face value over the term of the debt with accretion expense and periodic interest expense recorded in the interim statements of operations. Issuance costs are allocated to each instrument (the host debt, embedded conversion feature and/or freestanding Warrants) in the same proportion as the proceeds that are allocated to each instrument other than issuance costs directly related to an instrument are allocated to that instrument only. Issuance costs allocated to the host debt instrument are netted against the proceeds allocated to the host debt. Issuance costs allocated to freestanding Warrants classified in equity are recorded in additional paid-in-capital.

3.5 Going concern, liquidity and management plan

In accordance with the FASB Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements – Going Concern, the Company’s management evaluated whether there are conditions or events that raise substantial doubt about its ability to continue as a going concern within one year after the financial statements’ issuance date. The following matters raise substantial doubt about the Company’s abilities to continue as a going concern within one year after the date the financial statements are issued.

As reflected in the interim financial statements, the Company had cash and cash equivalents of $37,638, has incurred operating losses since inception, and has an accumulated deficit of $1,199,547 as of March 31, 2025. Additionally, the Company has a negative working capital of $185,444 as of March 31, 2025, primarily driven by the reclassification of its Senior Notes from long-term to current liabilities (see Note 11). These financial factors are indicators that raise substantial doubt of our ability to continue as a going concern. Management believes that substantial doubt of our ability to continue as a going concern for at least one year from issuance of our interim financial statements can be mitigated by, but not limited to: (i) growth of sales from entering into new markets; (ii) continued cost-savings and efficiency optimization efforts; (iii) divesture of non-core assets including but not limited to the current asset groups held for sale; (iv) addressing our debt maturity profile, (v) managing the timing and amount of certain expenses as well as capital expenditures; and (vi) seeking to take advantage of future potential financing (equity and/or debt) opportunities (vii) a strong working relationship with bondholders to restructure the senior debt and continued collaboration on strategic initiatives. Management cannot provide any assurances that the Company will continue to be successful in accomplishing its business plans; if it is not, the Company may be forced to take other steps, including among others decelerating its growth or curtailing certain of its operations pending obtaining additional capital.

As of March 31, 2025, the interim financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying interim financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to successfully execute its business plans, as detailed above, to address the conditions and events that raise substantial doubt about its ability to continue operations.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.6 Assets and liabilities held for sale

The Company classifies its long-lived assets and related liabilities to be sold as held for sale in the period (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company no longer records depreciation expense on the asset. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period and until the asset is no longer classified as held for sale, see Note 5.

3.7 Operating segment information

The Company has determined that it operates in a single operating and reportable segment, the production and sale of cannabis. This is consistent with how the chief operating decision maker (“CODM”) allocates resources and assesses performance. The Company’s products have similar characteristics due to the same raw material ingredient (cannabis), similar nature of cultivation process, the type or class of customer and the regulatory nature of the industry. Refer to Note 17.

3.8 Change in accounting standards

The Company is treated as an “emerging growth company” as defined under the Jumpstart Our Business Start-ups Act of 2012, as amended (the “JOBS Act”). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until the standards apply to private companies, however, emerging growth companies are not precluded from early adopting new accounting standards that allow so.

Recently Issued and Adopted Accounting Standards

On December 14, 2023, the FASB issued ASU No. 2023-09 Topic 740 – Income Taxes (“ASU 2023-09”) to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, early adoption is permitted. The adoption of this ASU on December 15, 2024, did not have a material impact on the Company’s consolidated financial statements.

On March 21, 2024, the FASB issued ASU No. 2024-01 Topic 718 – Stock Compensation (“ASU 2024-01”) which clarifies how an entity determines whether a profits interest or similar award is within the scope of ASC 718 or not a share-based payment arrangement and therefore within the scope of other guidance. ASU 2024-01 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, early adoption is permitted. The adoption of this ASU on December 15, 2024, did not have a material impact on the Company’s consolidated financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.8 Change in accounting standards (continued)

On November 4, 2024, the FASB issued ASU No. 2024-03 Subtopic 220-40 – Disaggregation of Income Statement Expenses (“ASU 2024-03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2024-01 may have on the Company’s interim financial statements.

On November 26, 2024, the FASB issued ASU No. 2024-04 Subtopic 470-20 – Debt – Debt with conversion and other options (“ASU 2024-04”) which clarifies the circumstances in which an entity is required to account for a settlement of a debt instrument as an induced conversion. ASU 2024-04 is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2024-04 may have on the Company’s interim financial statements.

4.       VARIABLE INTEREST ENTITIES (“VIE”)

In 2022, the Company entered into a Management Services Agreement ("MSA") with Connecticut Retail Solutions II, LLC and Connecticut Cultivation Solutions, LLC (“CT Solutions”), which holds a provisional license to operate a marijuana dispensary and cultivation facility in Connecticut. Under the MSA, the Company is responsible for providing operational oversight, administrative support, and key management services seek to ensure regulatory compliance and facilitate the successful launch of both retail and cultivation operations.

During 2023, the Company entered into an option and support service agreement with Daily Releaf, LLC, Heaven Wellness, LLC and Twice the Wellness, LLC, (collectively “Ohio Dispensaries”), each is licensed to operate a medical marijuana dispensary in Ohio. The option agreement provides the Company with the future ability to acquire 100% of the equity interests in dispensaries.

On July 11, 2024, the Company finalized the acquisition of NV Green, Inc. (“NVG”) and assumed 100% ownership of the membership interest. Based on the changes in circumstances, the Company re-evaluated the status of NVG as a variable interest entity, concluding that the Company had acquired a controlling interest. Purchase consideration for the acquisition included a promissory note of $1,820, the conversion of a convertible note of $700, and $115 in the form of 58 Exchangeable Shares.

In July 2024, the Company entered into an Option Agreement and Support Service Agreement with Good Day Dispensary, LLC (“Good Day”), which holds a provisional license to operate a medical marijuana dispensary in Ohio. The option agreement provides the Company with the future right to acquire 100% of the equity interests in the entity on fulfillment of certain conditions. The purchase consideration will be $2,000, settled through subsuming a bridge loan and the remainder in equity shares.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4.       VARIABLE INTEREST ENTITIES (“VIE”) (Continued)

The following table represents the summarized unaudited assets and liabilities of the Company’s VIEs as of March 31, 2025 and December 31, 2024.

	March 31, 2025				December 31, 2024
	CT Solutions	Parma	Ohio Dispensaries	Total	CT Solutions	Parma	Ohio Dispensaries	Total
Current assets	$-	$15,247	$7,322	$22,569	$-	$16,545	$4,686	$21,231
Non-current assets	2,676	11,475	8,975	23,126	2,652	11,816	6,326	20,794
Total assets	$2,676	$26,722	$16,297	$45,695	$2,652	$28,361	$11,012	$42,025

Current liabilities	$932	$26,659	$2,585	$30,176	$671	$25,721	$1,969	$28,361
Non-current liabilities	788	-	5,197	5,985	801	132	3,238	4,171
Total liabilities	1,720	26,659	7,782	36,161	1,472	25,853	5,207	32,532

Noncontrolling interest	(889)	(10,883)	(3,213)	(14,985)	(652)	(10,058)	(3,966)	(14,676)
Equity attributable to Ayr Wellness Inc.	1,845	10,946	11,728	24,519	1,832	12,566	9,771	24,169
Total liabilities and equity	$2,676	$26,722	$16,297	$45,695	$2,652	$28,361	$11,012	$42,025

The following table represents the unaudited interim results of operations of the Company’s VIEs for the three months ended March 31, 2025 and December 31, 2024.

	Three months ended				Three months ended
	March 31, 2025				March 31, 2024
	CT Solutions	Parma	Ohio Dispensaries	Total	NVG	Parma	Ohio Dispensaries	Total
Revenues, net of discounts	$455	$3,829	$5,580	$9,863	$-	$1,340	$1,184	$2,524
Net income (loss) attributable to noncontrolling interest	(237)	(825)	753	(309)	(207)	(395)	(1,659)	(2,261)
Net income attributable to Ayr Wellness Inc.	-	(793)	-	(793)	-	(380)	-	(380)
Net income (loss)	$(237)	$(1,618)	$753	$(1,102)	$(207)	$(775)	$(1,659)	$(2,641)

The following table represents the change in the Company’s noncontrolling interest for the year ended December 31, 2024 and the three months ended March 31, 2025.

	CT Solutions	TH/NVG		Parma	Ohio Dispensaries	Total
Noncontrolling interest at January 1, 2024	$-		$796	$(10,158)	$(1,764)	$(11,126)
Acquisition of variable interest entity	-		(404)	-	(95)	(499)
Net income (loss) attributable to noncontrolling interest during the period	(652)		(392)	100	(2,107)	(3,051)
Noncontrolling interest at December 31, 2024	(652)		-	(10,058)	(3,966)	(14,676)
Net income (loss) attributable to noncontrolling interest during the period	(237)		-	(825)	753	(309)
Noncontrolling interest at March 31, 2025	$(889)	$		$(10,883)	$(3,213)	$(14,985)

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

5.       ASSETS AND LIABILITIES HELD FOR SALE

In 2024, the Company committed to a plan to sell all of its Illinois operations. The Illinois operations consist of four retail stores, and as such, this sale represents a strategic decision to focus on vertically integrated markets, leveraging the Company’s core competencies. Accordingly, certain of the assets and liabilities held by the Company’s Illinois entity were presented as a disposal group held for sale on the interim balance sheets as of March 31, 2025.

During 2025, the Company received an offer to acquire its Massachusetts production facility, which is dedicated to the production of cannabis-infused beverages and tinctures. As the only beverage-focused facility in the Company’s portfolio, its potential sale aligns with the Company’s strategic shift toward vertically integrated markets, given that beverages are considered a non-core area of operations. Accordingly, certain of the assets and liabilities held by the entity was presented as a disposal group held for sale on the interim balance sheets as of March 31, 2025. In accordance with ASC 205-20-50-1(a) the Company has retrospectively reflected the reclassification of assets and liabilities of these entities as held for sale on the interim balance sheets as of December 31, 2024 and excluded from the accompanying notes.

The planned disposals as of March 31, 2025 did not represent a strategic shift of the Company that had or will have a major effect on the Company’s operations and financial results. Accordingly, the operations were not segregated and were presented as continuing operations in the interim statements of operations for the three months ended March 31, 2025 and 2024. The disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities:

	As of
	March 31, 2025	December 31, 2024
Assets held for sale
Inventory and other current assets	$1,252	$1,400
Property, plant, and equipment, net	2,159	2,333
Intangible assets, net	8,908	9,515
Right-of-use assets, net	716	726
Long term deposits	59	57
Total assets held for sale	$13,094	$14,031

Liabilities held for sale
Trade payables	$1,256	$1,236
Lease liabilities	2,587	2,513
Income tax payable	2,068	2,068
Accrued liabilities	269	224
Total liabilities held for sale	$6,180	$6,041

For the three months ended March 31, 2025, revenues amounted to $2,268 and costs and expenses amounted to $3,288 related to these planned disposals. During the three months ended March 31, 2025, the Company recorded a loss on the impairment of the held for sale assets of $645, which is recorded as a part of impairment of assets on the interim statements of operations.

Subsequent to March 31, 2025, the Company entered into agreements to sell the Illinois operations and Massachusetts production facility (see Note 18).

6.       INVENTORY

The Company’s inventory includes the following:

	March 31, 2025	December 31, 2024
Materials, supplies, and packaging	$7,369	$7,898
Work in process	66,265	77,605
Finished goods	35,295	26,629
Total inventory	$108,929	$112,132

The amount of inventory included in cost of goods sold during the three months ended March 31, 2025 and 2024, was $64,836 and $56,618 respectively.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

6.       INVENTORY (continued)

The Company reviews inventory on hand for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value. Such write-downs were de minimis for the three months ended March 31, 2025 and 2024.

7.       PROPERTY, PLANT, AND EQUIPMENT

As of March 31, 2025, and December 31, 2024, property, plant, and equipment, net consisted of the following:

	March 31, 2025	December 31, 2024
Furniture and equipment	$66,995	$63,913
Auto and trucks	1,291	1,291
Buildings	96,220	93,081
Leasehold improvements	160,559	151,184
Land	10,679	10,478
Construction in progress	4,446	8,690
Total	340,190	328,637
Less: Accumulated depreciation and amortization	56,908	52,256
Total property, plant and equipment, net	$283,282	$276,381

Capitalized interest for the three months ended March 31, 2025, and 2024, totaled $1,488 and $1,461, respectively. Depreciation and amortization expense for the three months ended March 31, 2025, and 2024, totaled $5,282 and $5,511, respectively, of which $3,628 and $3,926 respectively, is included in cost of goods sold.

As part of its strategic plan to consolidate operations, the Company committed to cease operations at a cultivation facility. As a result, as of March 31, 2025, the Company wrote off the remaining carrying amount of certain property, plant, and equipment, recording an impairment loss of $1,983.

8.       INTANGIBLE ASSETS

In December 2022, an entity co-owned by the Company was awarded a provisional Disproportionately Impacted Area cultivator license in Connecticut, which included the rights to two retail dispensary licenses of which one is operational. An intangible asset of $3,000 was recorded in connection with the cash payment, with 50% allocated to cultivation and 50% to retail. Also, in December 2023, the Company acquired a standalone delivery license in Connecticut and recorded an intangible asset of $200 in connection with the cash payment for the cost of the license. The cultivation and delivery operations in Connecticut are not currently active, as such, no amortization expense has been recorded for the three months ended March 31, 2025 and 2024.

Amortization expense is recorded within cost of goods sold and total operating expenses. Amortization expense for the three months ended March 31, 2025 and 2024, totaled $14,075 and $14,818, respectively, of which $3,988 and $4,363, respectively, is included in cost of goods sold.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

8.       INTANGIBLE ASSETS (Continued)

The following table represents intangible assets, net accumulated amortization:

		March 31, 2025	December 31, 2024
	Amortization period (# of years)
Licenses/permits	15	$561,686	$574,712
Right-to-use licenses	15	10,478	15,097
Host community agreements	15	22,112	22,712
Total		$594,276	$612,521

The following table presents the future amortization expense as of March 31, 2025:

Amortization Expense
Remainder of 2025	$41,629
2026	55,505
2027	55,505
2028	55,505
2029	55,505
2030 and beyond	328,927
Total	$592,576

As part of its strategic plan to consolidate operations, the Company committed to cease operations at a Nevada cultivation facility, which was ultimately closed on June 30, 2025. As a result, as of March 31, 2025, the Company wrote off the remaining carrying amount of certain intangible assets and recorded an impairment loss of $4,778.

Under the terms of the RSA entered into on July 30, 2025, the Company plans to sell or wind down certain of the Company’s remaining assets (see Note 18).

9.       RIGHT-OF-USE ASSETS & LEASE LIABILITIES

Information related to operating and finance leases is as follows:

	March 31, 2025		March 31, 2024
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Incremental borrowing or implicit rate (weighted average)	13.14%	10.84%	11.82%	10.38%
Weighted average remaining lease term	11.66 yrs	5.12 yrs	11.96 yrs	4.81 yrs

The maturities of the contractual lease liabilities as of March 31, 2025, are as follows:

	Operating Leases	Finance Leases	Total
Remainder of 2025	$20,150	$4,744	$24,894
2026	42,898	5,191	48,089
2027	42,153	4,046	46,199
2028	41,704	3,210	44,914
2029	40,304	2,367	42,671
2030 and beyond	311,330	4,526	315,856
Total undiscounted lease liabilities	498,539	24,084	522,623
Impact of discounting	(299,332)	(5,401)	(304,733)
Total present value of minimum lease payments	$199,207	$18,683	$217,890

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

9.       RIGHT-OF-USE ASSETS & LEASE LIABILITIES (continued)

Payments related to capitalized leases during the three months ended March 31, 2025 and 2024, are as follows:

	Three Months Ended
	March 31, 2025	March 31, 2024
Lease liabilities - operating
Lease liabilities - operating expense, COGS	$4,799	$2,245
Lease liabilities - operating expense, G&A	4,633	4,508
Lease liabilities - finance
Amortization of right-of-use assets, COGS	1,543	1,800
Amortization of right-of-use assets, G&A	35	34
Interest on lease liabilities - finance, COGS	499	671
Interest on lease liabilities - finance, G&A	3	8
Total lease expense	$11,512	$9,266

As part of its strategic plan to consolidate operations, the Company committed to cease operations at a Nevada cultivation facility, which was ultimately closed on June 30, 2025. As a result, during the three months ended March 31, 2025, the Company wrote off the remaining carrying amount of certain right-of-use (“ROU”) assets and recorded an impairment loss of $492.

10.     RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and shareholders of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the interim financial statements, related party transactions and balances are as follows:

During three months ended March 31, 2025 and 2024, the Company incurred fees from a company partially owned by a board member of Ayr. The total incurred fees were $317 and $311 of rental fees, and $nil and $7 of interest expense, respectively, for the three months ended March 31, 2025 and 2024.

In addition to the fees above, on May 11, 2023, the Company reached an agreement to amend the terms of contingent consideration under the membership interest purchase agreement of Sira Naturals, Inc. (“Sira”), owned by the board member. The amendment for Sira represents a two-year deferral of the $27,500 of proceeds payable from the original May 2024 payment date, with an annual interest rate of 6.0% and 10% annual amortization payments. The deferred payment is classified within accrued liabilities and other long-term liabilities. The Company incurred $366 and $nil, of interest expense, respectively, for the three months ended March 31, 2025 and 2024.

Refer below to the debts payable note for additional information regarding the debts payable to related parties, for the three months ended March 31, 2025 and 2024.

11.     DEBTS PAYABLE AND SENIOR SECURED NOTES

As of March 31, 2025 and December 31, 2024, the Company’s total debts payable consisted of the following:

Debts payable
As of January 1, 2024	$472,663
Discounted as of December 31, 2022	199
Senior secured notes premium amortized	(2,867)
Senior secured notes discount	(24,486)
Senior secured notes discount amortized	7,696
Debt issuance costs	(57,188)
Debt issuance costs amortized	14,321
Debt issued	60,583
Construction financing	(38,205)
Less: repayment	(22,242)
As of December 31, 2024	410,474
Senior secured notes discount amortized	2,099
Debt issuance costs amortized	5,661
Less: repayment	(1,802)
Total debts payable as of March 31, 2025	416,432
Total accrued interest payable related to debts payable as of March 31, 2025	$16,752

The details of total debts payable are as follows:

March 31, 2025
Total debt
Total debts payable, undiscounted	$178,191
Senior secured notes, undiscounted	293,250
Total debt obligations	471,441
Less: Unamortized debt issuance costs	(34,432)
Less: Unamortized debt discount	(14,692)
Less: Unamortized debt premium	(5,885)
Total debts payable, net	416,432
Less: current portion	(265,746)
Total long term debts payable, net	$150,686

The following table presents the future obligations under debts payable as of March 31, 2025:

Future debt obligations (per year)
Remainder of 2025	$23,051
2026	357,139
2027	14,103
2028	2,176
2029	2,352
2030 and beyond	72,620
Total debt obligations	$471,441

Senior secured notes

On November 12, 2021, the Company completed a private placement offering of approximately $133,250 aggregate principal amount of 12.5% secured promissory notes at a premium price, resulting in approximately $147,000 of proceeds due December 2024, with a resulting yield-to-maturity of 9.8%. The notes were considered additional notes under the indenture governing the Company’s existing notes of $110,000 which were entered into on December 10, 2020.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11.     DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

On February 7, 2024, the Company completed a debt restructuring pursuant to a previously disclosed Support Agreement, resulting in the exchange of all then-outstanding secured notes for new 13% senior secured notes due December 10, 2026 (the “13% Senior Notes” or “Senior Notes”). As part of the restructuring, the Company also issued additional 13% Senior Notes for gross cash proceeds of $40,000. The 13% Senior Notes represent the Company’s current senior secured debt obligations.

The 13% Senior Notes require the Company to comply with customary covenants, including restrictions on the payment of dividends, repurchase of stock, incurrence of indebtedness, dispositions, and acquisitions. The 13% Senior Notes also contain customary events of default including non-payment of principal or interest; violations of covenants; bankruptcy; cross defaults to other debt; and material judgment defaults. The 13% Senior Notes are guaranteed by all the Company’s subsidiaries and are secured by substantially all the assets of the Company and its subsidiaries (subject to certain exceptions). No prepayment premium is required for prepayment.

The 13% Senior Notes also require the Company to comply with two financial covenants. The Company shall maintain an amount of unrestricted cash balance of no less than $20,000, to be tested on the last day of each month, beginning on January 31, 2024. Additionally, the Company shall not permit the Consolidated Net Leverage Ratio (as defined in the Amended and Restated Indenture of the 13% Senior Notes, or the “Indenture”), to be greater than the applicable leverage ratio as set forth below:

Fiscal Quarter End	Consolidated Net Leverage Ratio
March 31, 2025	4.30:1.00
June 30, 2025	4.20:1.00
September 30, 2025	4.10:1.00
December 31, 2025	3.95:1.00
March 31, 2026	3.90:1.00
June 30, 2026	3.55:1.00
September 30, 2026	3.50:1.00

The Company has an equity cure right, through the new issuance of, or out of the net cash proceeds of, the sale of equity interests of the Company, for each of these financial covenants. The Company is in compliance with these covenants as of March 31, 2025.

As of March 31, 2025, the Company has undertaken reasonable best efforts to raise $20,000 in equity, as stipulated by the post-closing covenant.

As of March 31, 2025, the Company reclassified $239,371 of its 13% Senior Notes from long-term to current liabilities under debts payable – current portion. This reclassification was made in accordance with ASC 470-10-45-11 due to uncertainty regarding the Company’s ability to comply with its liquidity covenant to maintain an unrestricted cash balance of no less than $20,000 for the next twelve months.

Subsequent to March 31, 2025, the Company commenced a corporate restructuring. See Note 18 for disclosure of certain related events, including the execution of a Limited Waiver Agreement on its Senior Notes and entering into the RSA on July 30, 2025, having the impact of waiving certain debt covenants described above.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11.     DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

Other debts payable

As part of business combinations and asset acquisitions, the Company issued and assumed notes with related and non-related parties (“Seller Notes”). The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors, officers, and shareholders.

Beginning in February 2025, the Company has entered into extension agreements for up to 120 days for $1,587 in amortization payments with various noteholders. Based on the evaluation conducted under ASC 470-50 – Debt Modifications and Exchanges, these amendments do not meet the criteria for a debt extinguishment. As such, no gain or loss has been recognized in connection with these modifications as of March 31, 2025.

Loan (Seller Representatives)	Frequency	Amortization
GSD NJ, LLC	Quarterly	$896
GSD NJ, LLC - Earnout	Monthly	250
Herbal Remedies Dispensaries, LLC	Quarterly	300
Tahoe Hydroponics Company, LLC	Quarterly	99
NV Green, Inc.	Quarterly	42
Total		$1,587

See Note 18 for disclosure of subsequent events related to the Seller Notes.

12.     SHARE CAPITAL

The following activity occurred during the three months ended March 31, 2025:

•	No vesting of RSUs during the period.
•	16 shares were forfeited during the period.

The following activity occurred during the three months ended March 31, 2024:

•	In relation to the vesting of 1,778 RSUs, 1,777 Equity Shares were issued due to net settlement.
•	14 shares were forfeited during the period.

•	34,988 Subordinate Shares were issued in connection with the debt restructuring.

•	23,046 Anti-Dilutive Warrants were issued to existing shareholders.

•	10 Subordinate Shares were issued in connection with the exercise of Warrants.

Warrants

The average remaining life of the Anti-Dilutive Warrants is under 11 months with an intrinsic value of $nil. The Anti-Dilutive Warrants have an exercise price of $2.12.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

12.     SHARE CAPITAL (continued)

The number and fair value of Warrants outstanding as of March 31, 2025 and December 31, 2024 is:

	Number	Fair Value
Balance as of January 1, 2024	2,874	$1,786
Warrants Issued	23,046	47,049
Exercise of Warrants	(13)	(26)
Forfeitures of Warrants, due to expiration	(2,874)	(1,786)
Balance as of December 31, 2024	23,033	47,023
Warrants Issued	-	-
Exercise of Warrants	-	-
Forfeitures of Warrants, due to expiration	-	-
Balance as of March 31, 2025	23,033	$47,023

13.     STOCK-BASED COMPENSATION

The stock-based compensation expense is based on either the Company’s share price for service-based and market-based conditions on the date of the grant or the fair value of the performance-based RSU. The RSUs vest over a one to four-year period, based on service, market, and/or performance conditions. During the three months ended March 31, 2025, there were 525 each of market and performance based RSUs outstanding, totaling 1,050. During the three months ended March 31, 2025 and 2024, the Company recognized stock-based compensation relating to the granting of RSUs in the current and prior periods, except for the market and performance based RSUs as they did not meet the probable threshold. Any cumulative adjustment prior to vesting is recognized in the current period with no adjustment to prior periods for expense previously recognized. During the three months ended March 31, 2025 and 2024, there were 16 and 14 forfeitures of non-vested RSUs, respectively.

During the three months ended March 31, 2025 no Equity Shares were issued. During the three months ended March 31, 2024, 1,777 Equity Shares vested of which 1,777 were issued due to net settlement. As of March 31, 2025, the average remaining life of unvested RSUs is approximately nine months with an expected expense over the next 12 months of $4,971 with an aggregate intrinsic value of $7,996 using the stock price as of March 31, 2025. The number of RSUs outstanding as of March 31, 2025 and December 31, 2024, were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
RSUs outstanding and nonvested, as of January 1, 2024	4,989	$11.64
Granted	2,652	2.10
Vested	(4,402)	11.27
Forfeited	(358)	7.43
RSUs outstanding and nonvested, as of December 31, 2024	2,881	$3.95
Granted	1,672	0.45
Vested	-	-
Forfeited	(16)	2.05
RSUs outstanding and nonvested, as of March 31, 2025	4,537	$2.67

1 Includes Ayr granted but unvested market and performance based RSUs totaling 1,050 that do not meet the probability threshold

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

14.     COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2025, the Company guaranteed the lease obligation of a location related to a third-party that operates a dispensary in New Jersey. The Company is the guarantor of the lease with maximum total payments of $765 and will continue as the guarantor through December 2028. The Company would be required to perform under the guarantee if the third-party is in default. As of March 31, 2025, the Company does not anticipate any defaults under the foregoing lease, and therefore, no liability has been accrued.

Contingencies

Employee Retention Credit (“ERC”)

In 2023, the Company filed for an ERC for the period beginning January 1 to June 30, 2021 in the amount of $12,354, of which $5,196 had been received.

During the three months ended March 31, 2025, the Company received a further $5,268 in ERC claims which is included in interim statements of operations as other income, net. The remaining claim has not yet met the criteria to be recorded as a receivable due to ongoing uncertainty surrounding IRS processing and regulatory interpretations of The Coronavirus Aid, Relief, and Economic Security Act. Management continues to assess opportunities to realize the remaining ERC, including potential third-party transactions to accelerate liquidity.

State and local regulations

The Company’s operations are subject to a variety of state and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable state and local regulations as of March 31, 2025, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2025, there were no material pending or threatened lawsuits that could be reasonably expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers or affiliates are an adverse party or have a material interest adverse to the Company’s interest.

15.     FINANCIAL RISK FACTORS

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and certain of its long-term debts. Cash and deposits bear interest at market rates. The Company’s debts are predominantly at fixed rates of interest.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

15.     FINANCIAL RISK FACTORS (continued)

The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

16.     TAXATION

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Internal Revenue Code, as amended (“Section 7874”) and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in Massachusetts, Pennsylvania, Florida, Illinois, Nevada, New Jersey, Connecticut, and City Income Tax in Ohio. Income Tax is accounted for in accordance with ASC 740, Income Taxes.

The following table summarizes the Company’s income tax expense and effective tax rates from continuing operations for the three months ended March 31, 2025 and 2024

	Three Months Ended
	March 31, 2025	March 31, 2024
Loss from operations before income taxes and noncontrolling interest	$(43,341)	$(96,852)
Provision for income taxes from continuing operations	14,105	11,484
Effective tax rate	-33%	-12%

Significant judgment is required in evaluating the Company’s uncertain tax positions and determining the provision for income taxes. The Company recognizes benefits from uncertain tax positions based on the cumulative probability method whereby the largest benefit with a cumulative probability of greater than 50% is recorded. An uncertain tax position is recognized if it has less than a 50% likelihood of being sustained.

The following is a reconciliation of the gross unrecognized tax benefits:

Unrecognized tax benefits
Balance as of January 1, 2025	$654,534
Additions based on tax positions related to the current year	41,674
Balance as of March 31, 2025	$696,208

The Company’s net uncertain tax liabilities, inclusive of interest and penalties and tax payments on deposit, were $150,557 and $136,719 as of March 31, 2025 and December 31, 2024, respectively, which is recorded in non-current liabilities in the interim balance sheets. The increase of $13,838 in uncertain tax positions is due to tax positions based on legal interpretations that challenge the Company’s tax liability under Section 280E.

During an IRS examination of the Company’s position on Section 280E, accuracy-related penalties could be imposed and those penalties could have a material impact to the financial statements. The Company does not anticipate these uncertain tax benefits to be resolved in the next twelve months and anticipates that the total amount of unrecognized tax benefits may change within the next twelve months for additional uncertain tax positions taken on a go-forward basis.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

16.     TAXATION (Continued)

During the three months ended March 31, 2025 and 2024, the Company recorded interest and penalties of $3,740 and $1,495 respectively, recorded within the current tax provision on the interim statements of operations. Total liabilities for interest and penalties were $28,960 and $14,168 as of March 31, 2025 and 2024, respectively, recorded within income tax payable and uncertain tax position liabilities on the interim balance sheets.

The Company’s quarterly tax provision is calculated under the discrete method which treats the interim period as if it were the annual period and determines the income tax expense or benefit on that basis. The discrete method is applied when application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The Company believes, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method due to the high degree of uncertainty in estimating annual pre-tax income.

17.     SEGMENT REPORTING

The Company operates as a single reportable segment, which is the production and sale of cannabis. The Company’s operations include the sale of cannabis at both the retail and wholesale levels in states where it is legal for medical and/or recreational use. The Company, through its subsidiaries, holds, operates, and/or manages licenses and permits in the states of Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, Virginia and Connecticut. As of March 31, 2025, the Company operated 104 retail stores, located across its portfolio. Activities across states are standardized, with consistent practices for cultivation, packaging, sales, and distribution. The accounting policies for the production and sale of cannabis segment are the same as those described in the summary of significant accounting policies. Segment loss is measured using consolidated net loss and segment assets are measured using total consolidated assets as reported on the interim balance sheets. The CODM comprises the senior executive committee, which includes the interim chief executive officer, chief operating officer, chief financial officer, and co-chief revenue officers. The CODM assesses segment performance and allocates resources based on financial and operational metrics, including net loss. The CODM uses net loss to evaluate the return on assets generated by the segment, driving decisions on capital management and allocating resources within the cannabis segment by directing resources to strategic initiatives such as expanding cultivation and production facilities, acquiring licenses in new markets, or supporting retail and wholesale growth.

These performance measures are also used to monitor performance by comparing budgeted versus actual results. Additionally, the CODM benchmarks against competitors in the industry to perform competitive analysis. This benchmarking, along with the evaluation of budget versus actual results, informs segment performance assessments and supports strategic resource allocation.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

17.     SEGMENT REPORTING (continued)

	Three Months Ended
	March 31, 2025	March 31, 2024
Revenues, net of discounts	$107,306	$118,040
Less: Significant and other segment expenses
Cost of goods sold	74,494	67,377
Employee expenses	19,108	17,539
Lease expenses	6,258	5,793
Advertising expense	1,319	1,457
Stock-based compensation	1,945	3,465
Other segment items(1)	12,205	10,978
Impairment of assets	7,253	-
Depreciation and amortization	11,776	12,074
Acquisition and transaction costs	1,183	1,324
Loss on the extinguishment of debt	-	79,172
(Loss) gain on sale of assets	401	(4)
Interest expense, net	20,138	17,620
Interest income	(74)	(103)
Other income, net	(5,359)	(1,800)
Income tax expense	14,105	11,484
Net loss	(57,446)	(108,336)

(1) Other segment items included in segment net loss primarily consist of third-party fees, regulatory costs, office and administrative expenses, software, insurance, and security costs.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

18. SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date of issuance of these interim financial statements and determined there have been no material events that require adjustment or disclosure, except as noted below.

Tariffs

On April 2, 2025, an executive order was signed by the current administration mandating tariffs on all U.S. imports with certain exceptions. The Company is currently monitoring and assessing the impact of these global tariffs and its impact on the Company’s customer and vendors. The Company is unable to predict the impact that the tariffs will have on the Company’s future financial position and operating results due numerous uncertainties.

Debts Payable and Senior Secured Notes

Senior Secured Notes

On May 3, 2025, the Company received a Notice of Event of Default (as defined in the Indenture) from its 13% Senior Note holders, alleging failure to maintain the required consolidated net leverage ratio for the quarters ended March 31, 2025 and December 31, 2024, as stipulated in the Indenture. The Company firmly disagrees with this assertion and maintains that it has accurately calculated the consolidated net leverage ratio in accordance with the Indenture's terms. In addition to the leverage covenant, the 13% Senior Notes require the Company to maintain an unrestricted cash balance of no less than $20,000, tested monthly beginning January 31, 2024. Based on current forecasts, the Company does not expect to be in compliance with this liquidity covenant in future periods.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

18. SUBSEQUENT EVENTS (continued)

In accordance with ASC 470-10-45-11 and the expected non-compliance with financial covenants, the Company has reclassified $239,371 of its 13% Senior Notes from long-term debt to current liabilities under debts payable – current portion as of March 31, 2025.

Additionally, on June 6, 2025, the Company executed a Limited Waiver Agreement with the holders of a majority of its Senior Notes (“Majority Holders”). Under the Limited Waiver Agreement, the Majority Holders have provided a waiver of certain events of default related to the Company’s delay in filing these interim financial statements for the quarter ended March 31, 2025, as well as specific payment defaults that may occur under the Company’s other outstanding indebtedness. This waiver temporarily restrains the Majority Holders from exercising their default-related rights and remedies with respect to those specified defaults, subject to the terms and conditions in the agreement, whose temporary waiver period was originally scheduled to end on June 19, 2025, but was extended pursuant to subsequent amendments to July 29, 2025, after which the Limited Waiver Agreement was replaced by the RSA on July 30, 2025.

The Company did not make the interest payment due on June 30, 2025 (the “Interest Payment”) in connection with its Senior Notes. Since the Company did not make the Interest Payment on or prior to July 30, 2025 (i.e., within 30 days of the due date), that resulted in an Event of Default in respect of the Senior Notes, though no Notice of Event of Default has been received as of the date of these financial statements.

See “Treatment of Senior Notes” below for resolution of the Senior Notes under the RSA.

Other Debts Payable

On July 3, 2025, the Company received a Notice of Disposition of Collateral (the "Notice") from Anthony J. DePaul, as Agent and Secured Party under the Pledge Agreement dated as of October 1, 2021 between CSAC Acquisition PA II Corp., a subsidiary of the Company, and the Agent (the "Pledge Agreement"). The Notice alleges that due to certain purported defaults under the Pledge Agreement and related loan documents, the Agent intends to potentially reclaim ownership of and subsequently sell all of CSAC Acquisition PA II Corp.’s interest in and to all of the equity interests in PA Natural Medicine LLC ("PA Natural Medicine") owned by CSAC Acquisition PA II Corp. PA Natural Medicine operates licensed medical cannabis dispensaries in State College, Bloomsburg, and Selinsgrove, Pennsylvania. On August 12, 2025, a public auction was held for certain collateral of CSAC Acquisition PA II Corp. where the Secured Lender (as defined in the loan agreement) was the only bidder and ownership reverted back to them.

Further, beginning on June 30, 2025, the Company ceased all payments (including principal and interest) due on the Seller Notes, with such payment defaults totaling principal of $5,922 and interest of $1,737 as of the date of these financial statements. These payment defaults are covered under the RSA, which replaced the Limited Waiver Agreement under the Senior Notes that had covered the payment defaults on the Seller Notes prior to July 30, 2025.

As part of the restructuring, the Company has also abandoned a number of operating facilities and office locations and ceased payments to certain landlords and third-party vendors.

Assessment

Management is currently assessing the impact of these events on the Company’s financial statements, with any related adjustments to be recorded in subsequent quarters.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

18. SUBSEQUENT EVENTS (continued)

Restructuring Support Agreement

On July 30, 2025, the Company entered into the RSA with an ad hoc committee (the “Ad Hoc Committee”) of its consenting senior noteholders (the “Consenting Senior Noteholders”) holding a supermajority of the Senior Notes. The RSA outlines a comprehensive plan to ensure the continued operation and orderly transition of the Company’s core business under new ownership.

Under the terms of the RSA, the Company will support a combination of an Article 9 of the Uniform Commercial Code (“Article 9”) sale process commenced by its secured creditors and an orderly sale and/or wind-down of the Company’s remaining assets, in each case, in accordance with terms and conditions of the RSA (including certain milestones thereunder). Subject in each case to the negotiation and execution of definitive documentation in accordance with the terms and conditions of the RSA, key elements of the RSA include:

•	Asset Sale Transactions: The RSA and the restructuring term sheet attached thereto contemplates that the Consenting Senior Noteholders have agreed to purchase, under an asset purchase agreement, certain assets and assume certain liabilities of the Company located in Florida, Ohio, Nevada, New Jersey, Pennsylvania, and Virginia (collectively, the “Asset Sale Transaction”) pursuant to a credit bid at a consensual public disposition of Senior Notes collateral under Article 9. The Company will continue to evaluate options for maximizing value and minimizing liabilities for its remaining assets.

•	Bridge Facility: The Ad Hoc Committee will provide a senior secured multiple draw term loan facility (the “Bridge Facility”) to the Company, which will provide the Company with critical liquidity to support ongoing operations, conduct the Article 9 sale process and consummate certain related transactions contemplated under the RSA and the Bridge Facility term sheet attached thereto. Each beneficial holder of Senior Notes that becomes a party to the RSA shall have the opportunity to participate in its pro rata share of the Bridge Facility pursuant to procedures acceptable to the requisite Consenting Senior Noteholders. See below for disclosure of the key terms of the Bridge Facility, whose governing agreement was executed on August 29, 2025.

•	Treatment of Senior Notes: In exchange for the cancellation of the credit bid portion of the Senior Notes, Senior Noteholders will receive their pro rata share of 100% of the new equity interests issued by NewCo (as defined in the RSA), subject to dilution by a management incentive plan and the equitization of certain of the premiums payable under the Bridge Facility, as applicable. The remaining balance of the Senior Notes obligations (other than the credit bid amount) will remain outstanding and be entitled to a distribution of net cash proceeds (if any) from the monetization of the remaining assets under the liquidation proceedings described below in accordance with the Priority Waterfall among secured creditors and otherwise in accordance with applicable law.

•	Liquidation and Wind-Down Proceedings: After the conclusion of the Article 9 sale auction, Ayr will commence proceedings under the Companies’ Creditors Arrangement Act in British Columbia to facilitate a court-supervised liquidation of Ayr. Upon consummation of the Asset Sale Transaction, Ayr’s subsidiaries may commence certain state law proceedings in various states in the United States to wind-down the remainder of their operations, in each case, in accordance with the approved wind down budget and the terms and conditions of the RSA. Proceeds from the liquidation of remaining assets from the wind-down will be distributed in accordance with the Priority Waterfall among the secured creditors and otherwise in accordance with applicable law.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

18. SUBSEQUENT EVENTS (continued)

•	Obligations and Commitments: During the effective period (specified below) of the RSA, the Consenting Senior Noteholders have agreed to support the contemplated transactions and agreed to provide the Bridge Facility (subject to definitive documentation), and forbear from exercising remedies on account of specified defaults under the Senior Notes. Additionally, the Company has agreed to take all actions necessary to consummate the transactions, comply with certain operational and financial maintenance covenants, keep the Consenting Senior Noteholders informed, and refrain from actions that could challenge the validity of the Senior Noteholders’ liens or encumbrances.

Per the terms of the RSA, the effective period is from the effective date of July 30, 2025 to the termination date, which will automatically occur after all of the following have occurred: the Sale Transaction Effective Date, the consummation of all Non-Core Divestiture Transactions, the Liquidation Transaction Effective Dates, the CCAA Effective Date and the completion of all U.S. Liquidation Proceedings (all terms as defined in the RSA), if not terminated earlier by a breach by one of the parties to the RSA or mutual termination by all of the parties to the RSA.

Management is currently assessing the impact of the RSA on the Company’s financial statements, with any related adjustments to be recorded in subsequent quarters.

Bridge Facility

On August 29, 2025, the Company executed a definitive senior secured bridge term loan agreement (the “Bridge Credit Agreement”), which will provide the Company with up to $50 million of committed funding to support ongoing operations and to facilitate the orderly transition of its core business in accordance with the RSA.

The Bridge Credit Agreement was entered into among CSAC Holdings Inc. (the “Borrower”), an indirect wholly-owned subsidiary of Ayr, the lenders party thereto (collectively, the “Lenders”), Acquiom Agency Services LLC as administrative agent and collateral agent (the “Agent”), and certain Ayr subsidiaries as guarantors.

The Bridge Credit Agreement provides for the Bridget Facility, a multiple-draw senior secured term loan facility in an aggregate principal amount of up to $50 million. The Bridge Facility is comprised of Initial Term Loans (Tranche A and Tranche B) and Delayed Draw Term Loans (Tranche A), each as defined in the Bridge Credit Agreement. The Bridge Facility is guaranteed by Ayr Wellness Holdings LLC and all direct and indirect subsidiaries of the Borrower (collectively, the “Guarantors”).

Ayr will use proceeds of the Tranche A loan to fund working capital and general corporate purposes in accordance with a 13-week cash-flow budget approved in writing by Lenders holding at least a majority of the aggregate commitments under the Bridge Facility (the “Required Lenders”), as well as to pay expenses of the Asset Sale Transaction and related restructuring costs. Proceeds of the Tranche B loans will fund a court-supervised wind-down of the Company’s non-core assets, subject to a wind-down budget that is similarly required to be approved in writing by the Required Lenders.

The Bridge Facility is secured by all present and future acquired assets of the Borrower and Guarantors. These liens rank pari passu with the liens securing Ayr’s outstanding Senior Notes, pursuant to an equal-priority intercreditor agreement entered into concurrently with the Bridge Loan Agreement. The Bridge Facility is otherwise senior to all unsecured indebtedness and, except as described below, is not convertible into equity.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

18. SUBSEQUENT EVENTS (continued)

The loans under the Bridge Facility bear interest at a rate of 14.0% per annum, payable in kind (“PIK”) and capitalized on the last business day of each calendar month. The maturity of the Tranche A loan is the earlier of: (i) 60 days after the closing date, (ii) November 16, 2025, or (iii) certain other customary accelerated maturity events tied to the Asset Sale Transaction or events of default. The Tranche B loans mature on the earlier of: (i) 95 days after the consummation of the Asset Sale Transaction and (ii) February 19, 2026. All obligations under the Bridge Facility are subject to customary acceleration upon an event of default.

In addition, the Bridge Facility provides for a commitment premium equal to 10% of the aggregate commitments, an exit premium equal to 10% of the aggregate commitments, and a backstop premium equal to 15% of the aggregate commitments, payable to certain backstop parties. All premiums are fully earned on closing, payable in kind, and, at each Lender’s election, may be exchanged for equity in the post-sale entity in accordance with the RSA.

The Bridge Credit Agreement contains customary affirmative and negative covenants, including requirements to maintain cannabis licenses, restrictions on additional indebtedness, liens, asset sales, and investments, as well as weekly cash-flow reporting, variance testing, and milestone covenants. The Company is also subject to a minimum liquidity covenant of $17.5 million, tested weekly.

Events of default under the Bridge Facility include, among other things, payment defaults, covenant breaches, cross-defaults, insolvency events, change of control, termination events under the RSA, and failure to meet specified restructuring milestones.

On the effective date of the Asset Sale Transaction, all outstanding principal and accrued PIK interest under the Bridge Facility will automatically roll, on a dollar-for-dollar basis, into a new senior secured “take-back” term facility to be issued by the purchaser entity that acquires the Company’s core business through the Article 9 sale process contemplated by the RSA.

Assets and Liabilities Held for Sale

On July 3, 2025, the Company entered into a Membership Interest Purchase Agreement, pursuant to which it has agreed to sell its Illinois operations (classified as held for sale) for $6.75 million, subject to a working capital adjustment (i.e., actual working capital less a target of $60). The transaction has not yet closed as of the date of these financial statements (pending state regulatory approvals), but a gain on sale is expected since the sales price exceeds the carrying value, which was approximately $1.7 million as of March 31, 2025.

On July 3, 2025, the Company entered into a Management Services Agreement, pursuant to which it has agreed to sell its Massachusetts production facility (classified as held for sale) for approximately $4.7 million, consisting of $4.0 million in cash plus a revenue-based earnout valued at approximately $0.7 million, subject to a working capital adjustment (i.e., actual working capital less a base of $1,675). The transaction has not yet closed as of the date of these financial statements (pending state regulatory approvals), but an insignificant loss on sale is expected since the sales price is slightly lower than the carrying value, which was approximately $5.2 million as of March 31, 2025.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2025 and 2024

(Expressed in United States Dollars, in thousands, except where stated otherwise)

18. SUBSEQUENT EVENTS (continued)

One Big Beautiful Bill Act

On July 4, 2025, the “One Big Beautiful Bill Act” was signed into law, which includes significant changes to federal tax law and other regulatory provisions that may impact the Company. The Company is currently evaluating the provisions of the new law and the potential effects on its financial position, results of operations, and cash flows. As of the date of these financial statements, the Company has not completed its assessment, and therefore no adjustments have been made. Additional disclosures will be provided in future periods as the impact of the legislation is determined.

Cease Trade Order

On June 5, 2025, the Ontario Securities Commission issued a cease trade order under Multilateral Instrument 11-103 – Failure-to-File Cease Trade Orders in Multiple Jurisdictions against the Company. The Company’s Equity Shares is not currently trading on the Canadian Stock Exchange.